SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Alteryx, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02156B103

(CUSIP Number)

Abdiel Capital

410 Park Avenue, Suite 930

New York, NY 10022

Attn: Colin T. Moran

Tel: (646) 496-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156B103	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,786,904
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,786,904

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,786,904
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%(1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 10,787,774 shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), outstanding as of July 28, 2017, as reported in Alteryx, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the period ended June 30, 2017 filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2017, plus 8,000,000 shares of Common Stock issued in an underwritten registered public offering.

CUSIP No. 02156B103	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,440

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 10,787,774 shares of Common Stock outstanding as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2017 filed with the SEC on August 3, 2017, plus 8,000,000 shares of Common Stock issued in an underwritten registered public offering.

CUSIP No. 02156B103	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,926,344(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,926,344(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,926,344(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 3,786,904 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 139,440 shares of Common Stock held by Abdiel Capital, LP.
(2)	Based on 10,787,774 shares of Common Stock outstanding as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2017 filed with the SEC on August 3, 2017, plus 8,000,000 shares of Common Stock issued in an underwritten registered public offering.

CUSIP No. 02156B103	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,926,344(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,926,344(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,926,344(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%(2)
14.	TYPE OF REPORTING PERSON PN, IA

(1)	Consists of 3,786,904 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 139,440 shares of Common Stock held by Abdiel Capital, LP.
(2)	Based on 10,787,774 shares of Common Stock outstanding as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2017 filed with the SEC on August 3, 2017, plus 8,000,000 shares of Common Stock issued in an underwritten registered public offering.

CUSIP No. 02156B103	Page 6 of 9 Pages

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,926,344(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,926,344(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,926,344(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 3,786,904 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 139,440 shares of Common Stock held by Abdiel Capital, LP.
(2)	Based on 10,787,774 shares of Common Stock outstanding as of July 28, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2017 filed with the SEC on August 3, 2017, plus 8,000,000 shares of Common Stock issued in an underwritten registered public offering.

CUSIP No. 02156B103	Page 7 of 9 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Alteryx, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 3345 Michelson Drive, Suite 400, Irvine, California 92612.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of (i) Abdiel Qualified Master Fund, LP; (ii) Abdiel Capital, LP; (iii) Abdiel Capital Management, LLC; (iv) Abdiel Capital Advisors, LP; and (v) Colin T. Moran (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b) The principal business address of each Reporting Person is 410 Park Avenue, Suite 930, New York, NY 10022.

(c) Each of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP is a private investment partnership, the principal business of which is to make investments. The principal business of Abdiel Capital Management, LLC is to act as the general partner of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. The principal business of Abdiel Capital Advisors, LP is to act as the investment manager of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Abdiel Qualified Master Fund, LP is a Cayman Islands limited partnership, each of Abdiel Capital, LP and Abdiel Capital Advisors, LP is a Delaware limited partnership, Abdiel Capital Management, LLC is a Delaware limited liability company, and Colin T. Moran is citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock being reported on this Schedule 13D were previously reported on a statement on Schedule 13G filed with the SEC by the Reporting Persons on June 22, 2017, as amended on June 23, 2017 and August 17, 2017 (as so amended, the “Schedule 13G”), except for 2,302,500 shares of Common Stock, which were acquired in several transactions that occurred after August 16, 2017 and through September 15, 2017, for the accounts of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP for aggregate consideration of approximately $48.6 million (including commissions). The source of funds used to acquire the Common Stock was the working capital of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP.

CUSIP No. 02156B103	Page 8 of 9 Pages

Item 4.	Purpose of Transaction.

Except as set forth herein, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors and may, from time to time, also engage in discussions with management and the board of directors of the Issuer about their investment, the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer or commercial or strategic transactions with, or relating, to the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law.

Item 5.	Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to and Item 2(c) of this Schedule 13D.

(c) Information with respect to all transactions in the Common Stock which were effected during the past sixty days by each of the Reporting Persons is set forth on Exhibit B attached hereto and incorporated herein by reference.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A—Joint Filing Agreement

Exhibit B—Information with respect to Transactions Effected During the Past Sixty Days

CUSIP No. 02156B103	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2017

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually